Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331
MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 22, 2024
1.Date, Time, and Venue: March 22, 2024, at 9 am, in a meeting held exclusively digitally, through videoconference (“Meeting”), under item 6.4 of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. (“Company”).
2.Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Rodrigo Calvo Galindo (Director) and Paulo Sergio Kakinoff (Director). The members of the Company’s Supervisory Board were also present, Messrs. [Eraldo Soares Peçanha, Luiz Augusto Marques Paes, and Rubens Barletta]. Also attending the Meeting, as guests, Chief Executive Officer, Mr. Walter Schalka, Chief Financial, Legal and Investor Relations Officer, Mr. Marcelo Feriozzi Bacci, and Mr. Marcos Moreno Chagas Assumpção, as secretary.

3.Chairman and Secretary: The meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.
4.Agenda: To resolve on: (i) the Management Proposal to be submitted for resolution at the Company’s Annual and Extraordinary General Meetings to be held cumulatively on April 25, 2024, exclusively digitally (“AEGM”), with the following agenda: at the Annual General Meeting: (a) take the managers’ accounts for the fiscal year ending December 31, 2023; (b) analyze, discuss and vote on the Company’s financial statements for the fiscal year of December 31, 2023, as well as assess the management report regarding such year; (c) decide on the allocation of net income calculated in the fiscal year ending on December 31, 2023 and the dividends distribution; (d) define the number of members that will comprise the Company’s Board of Directors; (e) decide on the election of the members of the Company’s Board of Directors; (f) if the Supervisory Board is held, define the number of members that will comprise the Supervisory Board and decide on the election of its members; and (g) establish the annual overall remuneration of the Company’s managers and Supervisory Board, if held, for the 2024 fiscal year; at the Extraordinary General Meeting: (h) resolve on the Company’s Performance Share Plan; (i) resolve on the Company’s Phantom Share Plan; (j) resolve on the increase in the Company’s share capital, upon capitalization of part of the Company’s Capital Increase Reserve balance (“Capital Increase”); (k) resolve on the restatement of the Company’s Bylaws, to reflect the amendment to its Article 5, subject to the resolution described in item “j” above and the cancellation of treasury shares approved at the Board of Directors Meeting held in January 26, 2024 (“Cancellation of Shares”), and (l) authorize the Company’s management to take all measures necessary to implement the approved matters, under applicable law (“Management Proposal”); (ii) the draft of the Company’s Performance Shares Plan; (iii) the draft of the Company’s Phantom Shares Plan; and (iv) the notice of meeting and respective call for the AEGM.

5.Minutes in Summary Form: The Directors unanimously resolved to draw up these minutes in summary form, and the respective materials presented regarding the agenda will be filed at the Company’s head office.
6.Resolutions: The Directors approve, by unanimous vote and without reservations, the following resolutions:

6.1.Approve the Management Proposal, as per the copy filed at the Company’s head office, to be submitted to the AEGM.

6.1.1.The directors approve and submit to the AEGM the proposals for (i) Capital Increase; and (ii) restatement of the Company’s Bylaws to reflect the Capital Increase and Cancellation of

Exhibit 99.1
Shares. The proposals for Capital Increase and restatement of the Bylaws submitted for approval at the AEGM constitute Annexes VIII and IX to the Management Proposal;

6.1.Approve the draft of the Company’s Performance Share Plan;

6.2.Approve the draft of the Company’s Phantom Share Plan; and

6.3.Approve the notice of meeting and respective call for the Company’s Annual and Extraordinary General Meeting, to be held on April 25, 2024, at 10 a.m., exclusively digitally.

7.Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read, and approved by all Directors present.
São Paulo, SP, March 22, 2024.

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Exhibit 99.1
[Signature page of the minutes of the Board of Directors’ Meeting of Suzano S.A. held on March 22, 2024 at 9 am.]

Board:

_________________________________ David Feffer Chairman	_________________________________ Marcos Moreno Chagas Assumpção Secretary

Attending Directors:

_________________________________ David Feffer Chairman of the Board of Directors	_________________________________ Daniel Feffer Vice-Chairman of the Board of Directors

_________________________________ Nildemar Secches Vice-Chairman of the Board of Directors	_________________________________ Ana Paula Machado Pessoa Director

_________________________________ Gabriela Feffer Moll Director	_________________________________ Maria Priscila Rondini Vansetti Machado Director

_________________________________ Paulo Rogerio Caffarelli Director	_________________________________ Rodrigo Calvo Galindo Director

_________________________________
Paulo Sergio Kakinoff
Director
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